Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 7 FEBRUARY 2002

                        CARNIVAL CORPORATION ("CARNIVAL")
--------------------------------------------------------------------------------
                  INCREASED PRE-CONDITIONAL OFFER TO BE MADE BY
                          MERRILL LYNCH AND UBS WARBURG
                  FOR P&O PRINCESS CRUISES PLC ("P&O PRINCESS")

SUMMARY

     o The Voting Pre-condition has been satisfied and therefore Carnival confirms its Increased Offer

     o P&O Princess Shareholders controlling more than 20 per cent. of P&O Princess shares have confirmed that they intend to vote to adjourn the EGM convened for 14 February 2002

     o The Increased Offer of 0.3004 Carnival Shares per P&O Princess Share values each P&O Princess Share at 550 pence and values P&O Princess at approximately(pound)3.8 billion

     o   Increased Offer pre-conditional only on regulatory clearance

     o Intention to provide a Partial Cash Alternative of 250 pence per P&O Princess Share

     o 53.8 per cent. premium to the current "look through" value of P&O Princess under the "nil premium" Royal Caribbean Proposal

     o 73.5 per cent. premium to the price per P&O Princess Share prior to the announcement of the Royal Caribbean Proposal

     o Carnival remains prepared to discuss with P&O Princess alternative structures for a combination of the two companies, including a DLC

MICKY ARISON, THE CHAIRMAN AND CHIEF EXECUTIVE OF CARNIVAL, SAID:

"WE APPRECIATE THE STRONG SUPPORT P&O PRINCESS SHAREHOLDERS HAVE ALREADY SHOWN FOR AN ADJOURNMENT. THESE P&O PRINCESS SHAREHOLDERS HAVE TODAY DEMONSTRATED THEIR WISH TO HAVE THE OPPORTUNITY TO CONSIDER BOTH PROPOSALS ONCE THE REGULATORY REVIEWS ARE COMPLETED. WE LOOK FORWARD TO ADDITIONAL SHAREHOLDERS JOINING THEM IN THE COMING DAYS. WE ENCOURAGE THE P&O PRINCESS BOARD TO RECONSIDER ITS POSITION IN LIGHT OF THE SUPPORT SHOWN FOR AN ADJOURNMENT. WE URGE P&O PRINCESS SHAREHOLDERS TO VOTE TO ADJOURN THE MEETING, OR, IN THE EVENT THAT IT IS NOT ADJOURNED, TO VOTE AGAINST THE ROYAL CARIBBEAN PROPOSAL.

OUR INCREASED OFFER SHOWS OUR CONTINUED AND GENUINE COMMITMENT TO ACQUIRE P&O PRINCESS."

INCREASED OFFER

     o Earlier today, Carnival announced the terms of its Increased Offer, subject to the satisfaction of the Voting Pre-condition, to acquire the whole of the issued and to be issued share capital of P&O Princess. The Increased Offer maintains essentially the same structure as the Revised Offer and offers P&O Princess Shareholders even more value.

     o The Increased Offer was pre-conditional on Carnival having announced by no later than 1.00 p.m. (GMT) on Friday 8 February 2002 that it had received certain indications from shareholders holding or persons controlling in aggregate at least 103,894,849 P&O Princess Shares, representing at least 15 per cent. of the issued ordinary share capital of P&O Princess, that they intend to vote, or procure that such shares are voted, in favour of a resolution to adjourn the P&O Princess EGM, and request that such meeting be reconvened to a date no earlier than the date on which the US, EU and UK regulatory reviews for both the Royal Caribbean Proposal and Carnival's Increased Offer are completed, as appropriate, but in any event no later than 15 November 2002, as set out in the Voting Pre-condition.

     o Carnival can now announce that P&O Princess Shareholders controlling more than 20 per cent. of P&O Princess issued ordinary share capital have confirmed that they intend to vote to adjourn the EGM and request that such meeting be reconvened to a date no earlier than the date on which the regulatory reviews of both transactions are completed, but in any event no later than 15 November 2002. The written indications received were substantially in the form set out in Appendix IV. These indications are not legally binding and apply only at the date at which they are given. P&O Princess Shareholders who have given such indications are not restricted from dealing and therefore the number of shares they have given indications for may change in the future. The Voting Pre-condition is therefore now satisfied. The Increased Offer is now pre-conditional only on regulatory clearance.

     o The Panel has required that Carnival will not increase its Increased Offer before the commencement of the EGM on 14 February 2002, unless the terms of the Royal Caribbean Proposal are amended.

o The Increased Offer comprises 0.3004 Carnival Shares for each P&O Princess Share. Based on the New York Stock Exchange closing price of a Carnival Share of $25.86 on 6 February 2002, the last business day prior to the date of this announcement, and an exchange rate of $1:(pound)0.708, the Increased Offer values each P&O Princess Share at 550 pence and the issued share capital of P&O Princess at approximately (pound)3.8 billion.

     o Upon making the formal Increased Offer, Carnival will make available a Partial Cash Alternative of 250 pence for each P&O Princess Share, pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting of the Offer Document as set out in Appendix II.

     o The Increased Offer gives P&O Princess Shareholders an upfront premium price that values their company at 13.4 times LTM EV/EBITDA and 18.8 times P/E, respectively. These are materially in excess of Carnival's equivalent multiples of 11.5 times LTM EV/EBITDA and 16.4 times P/E, respectively, which are already the highest in the sector. This is a fair and full price, paying now for the future benefits of the combination.

     o Carnival's Increased Offer provides P&O Princess Shareholders with the security of a management team that has a track record of delivering superior margins and a premium market rating. Indeed, the P&O Princess Board recognises that Carnival is the world's leading cruise operator.

     o Carnival reaffirms that it is prepared to discuss alternative transaction structures with P&O Princess including, INTER alia, a DLC or similar structure. Carnival has been advised however, that the DLC structure under the Royal Caribbean Proposal could be defective and, unless remedied, could result in a material US federal income tax liability. Carnival is not able to offer an alternative structure equivalent to the Royal Caribbean Proposal on a unilateral basis, but is prepared to work with P&O Princess in order to implement a tax efficient structure. Carnival envisages that the economic interest of P&O Princess under a DLC structure with Carnival would reflect the valuation of P&O Princess as set out in the Increased Offer.

ACTION AT THE EGM

     o In its announcement of 4 February 2002, the P&O Princess Board acknowledged that both the Royal Caribbean Proposal and Carnival's proposal are subject to "a lengthy assessment of all the competition issues". Neither the Royal Caribbean Proposal nor Carnival's Increased Offer can complete until the appropriate clearances have been received and Carnival has repeatedly stated that it has been advised that the reviews of both proposals are being conducted on the same overall timetable.

     o Carnival does not see how the P&O Princess Board can believe it is in the best interests of its shareholders to take an unnecessarily premature decision. Carnival strongly believes that P&O Princess Shareholders should only have to decide between the Royal Caribbean Proposal and Carnival's Increased Offer after the outcome of the regulatory reviews of both proposals is known.

     o By voting for the Royal Caribbean Proposal, P&O Princess Shareholders will lose the superior value provided by Carnival's Increased Offer. P&O Princess Shareholders should note that, on a "look through" basis, under the Royal Caribbean Proposal, P&O Princess Shares are valued at 358 pence per share.

     o By voting to adjourn the EGM, P&O Princess Shareholders retain the option to decide between the Royal Caribbean Proposal and Carnival's Increased Offer, on their strategic and economic merits, once the regulatory outcome of both proposals is known. The P&O Princess Board has also now confirmed its view that "the proposal and approval by [P&O Princess] Shareholders of a resolution to adjourn the EGM should not give Royal Caribbean the right to terminate the Implementation Agreement".

     o Carnival believes that the Increased Offer is more attractive to P&O Princess Shareholders and much more valuable than the Royal Caribbean Proposal. Carnival therefore strongly urges P&O Princess Shareholders to vote to adjourn the EGM until after the results of the regulatory reviews are known, or, in the event that the EGM is not adjourned, to vote against the Royal Caribbean Proposal.

INTENTIONS TO VOTE FOR AN ADJOURNMENT OF THE EGM

     o Shareholders controlling more than 20 per cent. of the issued ordinary share capital of P&O Princess, have confirmed to Carnival that they intend to vote in favour of a resolution to adjourn the P&O Princess EGM. The P&O Princess Shareholders who have made these statements of intent may include shareholders who have publicly indicated their support for an adjournment and / or their likely voting intentions for the EGM.

     o These indications are not legally binding and apply only at the date at which they are given. P&O Princess Shareholders who have given such indications are not restricted from dealing and therefore the number of shares they have given indications for may change in the future.


This summary should be read in conjunction with the full text of this announcement.

ENQUIRIES:

CARNIVAL                                Telephone: +44 20 7831 3113
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. As the case may be or for providing advice in relation to the Increased Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the first closing date of the Increased Offer or, if later, the date on which the Increased Offer becomes, or is declared, unconditional as to acceptances or lapses. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE INCREASED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 7 FEBRUARY 2002

                        CARNIVAL CORPORATION ("CARNIVAL")
--------------------------------------------------------------------------------
                  INCREASED PRE-CONDITIONAL OFFER TO BE MADE BY
                          MERRILL LYNCH AND UBS WARBURG
                  FOR P&O PRINCESS CRUISES PLC ("P&O PRINCESS")


1.       INTRODUCTION

The board of Carnival today announces the terms of an Increased Offer to acquire the whole of the issued and to be issued share capital of P&O Princess.

2.       THE INCREASED OFFER

The Increased Offer will be made on the following basis:

         0.3004 Carnival Shares                 for each P&O Princess Share

and so in proportion for any other number of P&O Princess Shares held.

Upon making the formal Increased Offer, Carnival will make available a Partial Cash Alternative of 250 pence for each P&O Princess Share, pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting the Offer Document as set out in Appendix II. A P&O Princess Shareholder electing to receive the Partial Cash Alternative will also receive such number of Carnival Shares so that the total value of the consideration for each P&O Princess Share, on the date the terms of the Partial Cash Alternative are fixed, equals the value of 0.3004 Carnival Shares.

The terms of the Partial Cash Alternative may be fixed at the time the formal Increased Offer is made or such earlier date as Carnival may determine as described in paragraph 11 below. There will also be an Additional Cash Election enabling P&O Princess Shareholders to elect for extra cash to the extent that the Partial Cash Alternative is not taken up in full by P&O Princess Shareholders. Accordingly, P&O Princess Shareholders who accept the Increased Offer will be able to elect to receive a combination of shares and cash. This structure allows P&O Princess Shareholders to benefit fully from any upturn in the sector, whilst retaining the option to receive the certainty of a cash element when the formal offer is made.

To satisfy the Partial Cash Alternative, Carnival requires cash of approximately $2.4 billion. Carnival currently has cash and existing undrawn debt facilities of over $2.4 billion.

Based on the New York Stock Exchange closing price of a Carnival Share of $25.86 on 6 February 2002, the last business day prior to the date of this announcement, and an exchange rate of $1:(pound)0.708, the Increased Offer values each P&O Princess Share at 550 pence and the entire existing share capital of P&O Princess at approximately (pound)3.8 billion.

The Increased Offer represents:

     o a premium of 73.5 per cent. to the closing middle market price of 317 pence per P&O Princess Share on 19 November 2001, the last business day prior to the announcement of the Royal Caribbean Proposal;

     o a premium of 36.5 per cent. to the closing middle market price of 403 pence per P&O Princess Share on 6 February 2002, the last business day prior to the date of this announcement; and

     o a premium of 53.8 per cent. to the current "look through" value of P&O Princess under the Royal Caribbean Proposal of 358 pence per P&O Princess Share on 6 February 2002, the last business day prior to the date of this announcement.


The making of the Increased Offer is subject only to the Pre-condition set out in Appendix I, which relates only to regulatory clearance being received. Carnival is entitled to waive this Pre-condition. If this Pre-condition is satisfied, Carnival will be obliged to post the Offer Document as explained in paragraph 9.

The Increased Offer was pre-conditional on Carnival having announced by no later than 1.00 p.m. (GMT) on Friday 8 February 2002 that it had received certain indications from shareholders holding or persons controlling in aggregate at least 103,894,849 P&O Princess Shares, representing at least 15 per cent. of the issued ordinary share capital of P&O Princess, that they intend to vote, or procure that such shares are voted, in favour of a resolution to adjourn the P&O Princess EGM, and request that such meeting be reconvened to a date no earlier than the date on which the US, EU and UK regulatory reviews for both the Royal Caribbean Proposal and Carnival's Increased Offer are completed, as appropriate, but in any event no later than 15 November 2002, as set out in the Voting Pre-condition.

Carnival can now announce that P&O Princess Shareholders controlling more than 20 per cent. of P&O Princess issued ordinary share capital have confirmed that they intend to vote to adjourn the EGM and request that such meeting be reconvened to a date no earlier than the date on which the regulatory reviews of both transactions are completed, but in any event no later than 15 November 2002. The written indications received were substantially in the form set out in Appendix IV. These indications are not legally binding and apply only at the date at which they are given. P&O Princess Shareholders who have given such indications are not restricted from dealing and therefore the number of shares they have given indications for may change in the future. The Voting Pre-condition is therefore now satisfied. The Increased Offer is now pre-conditional only on regulatory clearance.

The Panel has required that Carnival will not increase its Increased Offer before the commencement of the EGM on 14 February 2002, unless the terms of the Royal Caribbean Proposal are amended.

The Increased Offer remains structured to avoid triggering the Joint Venture change of control "poison pills". The P&O Princess Board has stated that it is entitled to exit the Joint Venture through the commercial benchmark mechanism in January 2003. With the consent of the Panel, Carnival will be permitted to delay posting its Offer Document until such date that Carnival estimates will ensure that the last date on which the Increased Offer can become both unconditional as to acceptances and wholly unconditional will be as soon as possible after the satisfaction of Condition 7 (the termination of the Joint Venture Agreement). Carnival currently estimates that it will post its Offer Document in early December 2002. If the exit through the commercial benchmark mechanism is delayed, the last date for declaring the Increased Offer unconditional will only be extended with the consent of the Panel. SEC rules on the right to withdraw acceptances of an offer have the effect that, in accordance with normal Panel practice, the Increased Offer must become wholly unconditional at the same time as it becomes unconditional as to acceptances, otherwise it will lapse. Notwithstanding the level of acceptances received, Condition 1 (relating to acceptances) is subject to the satisfaction of Condition 7.

The making of the Partial Cash Alternative is pre-conditional on financing being arranged by no later than the posting of the Offer Document as set out in Appendix II. The Conditions of the Increased Offer are set out in Appendix III.

P&O Princess Shares will be acquired by Carnival fully paid, or credited as fully paid, and free from all liens, charges, equitable interests, encumbrances and other interests and together with all rights attaching thereto on or after the date of this announcement, including the right to receive and retain all distributions declared, made or paid after the date of this announcement subject to the exception described below.

P&O Princess Shareholders will be entitled to retain all P&O Princess dividends paid or payable in respect of the period from the date of this announcement until the Increased Offer becomes wholly unconditional. If, after this announcement, any dividends in excess of 3 cents in each quarter per P&O Princess Share are paid or become payable Carnival shall have the right, as an alternative to lapsing the Increased Offer for non-fulfilment of the Conditions, to reduce the consideration for each P&O Princess Share under the Increased Offer by an amount equal to the excess.

The Increased Offer will extend to all existing issued P&O Princess Shares and to any P&O Princess Shares which are unconditionally allotted or issued prior to the date on which the Increased Offer closes (or such earlier date as Carnival may, subject to the City Code, decide) including P&O Princess Shares issued pursuant to the exercise of options under the P&O Princess Employee Share Incentive Plans or otherwise. In conjunction with the Increased Offer for the P&O Princess Shares, subject to obtaining exemptive relief from the SEC, an offer will be made to holders of P&O Princess ADRs to tender the ADSs underlying such P&O Princess ADRs.

Under New York Stock Exchange rules, the issue of the New Carnival Shares requires Carnival shareholder approval. Such approval is a Condition of the Increased Offer. Approval by shareholders with a majority of voting rights in Carnival is required for the resolution to be passed. The Arison family and certain related trusts have given proxies to vote shares representing 47 per cent. of the voting rights in Carnival in favour of the resolution.

Carnival intends to offer to acquire the P&O Princess Preference Shares and the P&O Princess Subscriber Shares for cash for the amounts paid up on those shares, conditional on the Increased Offer becoming wholly unconditional.

Application will be made for the New Carnival Shares to be admitted to listing on the New York Stock Exchange. Should Carnival perceive there to be sufficient demand for such a facility, Carnival intends to seek a listing of the existing Carnival Shares and the New Carnival Shares on the London Stock Exchange. Carnival will confirm whether it will seek such listing at the time of posting the Offer Document.

The New Carnival Shares will rank pari passu with the Carnival Shares in issue at the date the Increased Offer becomes wholly unconditional, save that they shall rank for dividends with effect from and including the first complete financial quarter of Carnival following such date.

Further details on settlement, listing and dealings will be included in the Offer Document and Form of Acceptance which will be sent to the P&O Princess Shareholders in the period following the satisfaction of the regulatory Pre-condition as described in this paragraph 2 and in paragraph 9 below.

Carnival reaffirms that it is prepared to discuss alternative transaction structures with P&O Princess including, INTER ALIA, a DLC or similar structure. Carnival has been advised however, that the DLC structure under the Royal Caribbean Proposal could be defective and, unless remedied, could result in a material US federal income tax liability. Carnival is not able to offer an alternative structure equivalent to the Royal Caribbean Proposal on a unilateral basis, but is prepared to work with P&O Princess in order to implement a tax efficient structure. Carnival envisages that the economic interest of P&O Princess under a DLC structure with Carnival would reflect the valuation of P&O Princess as set out in the Increased Offer.

3.       VALUE

The Increased Offer gives P&O Princess Shareholders an upfront premium price that values their company at 13.4 times LTM EV/EBITDA and 18.8 times P/E, respectively. These are materially in excess of Carnival's multiples of 11.5 times LTM EV/EBITDA and 16.4 times P/E, respectively, which are already the highest in the sector.

Carnival's Increased Offer provides P&O Princess Shareholders with the security of a management team that has a track record of delivering superior margins and a premium market rating. Indeed, the P&O Princess Board recognise that Carnival is "the world's leading cruise operator".

Carnival's Increased Offer is at a fair and full price, which includes a control premium, paying now for the future benefits of the combination. In contrast, under the "nil-premium" Royal Caribbean Proposal P&O Princess Shareholders will cede operational control to Royal Caribbean's existing management and hand over effective control on various material issues, and significant influence on others, to a number of Royal Caribbean's existing major shareholders.

4.       DELIVERABILITY

Carnival continues to believe, and has been so advised, that there is no material difference in the regulatory analysis between the two proposals and, therefore, strongly believes that its Increased Offer is as deliverable as the Royal Caribbean Proposal. Carnival has publicly provided its and its advisors' analysis of the antitrust issues involved in its proposal, but neither P&O Princess nor Royal Caribbean has laid out their analysis and neither has provided any basis as to why they believe the two proposals pose substantially different antitrust risks. Carnival has repeatedly offered to discuss the antitrust issues with P&O Princess and its advisors, but this offer has been consistently rebuffed.

Despite P&O Princess' claims that the Royal Caribbean Proposal is more deliverable than the Carnival proposal, the Royal Caribbean Proposal has been referred to the Competition Commission for review, the outcome of which will not be due until late May. Indeed, P&O Princess has now acknowledged that the regulatory agencies will undertake a "lengthy assessment" of the antitrust issues involved in both proposals.

Carnival has provided substantive information as to what the relevant antitrust considerations are in both the EU and the US. All parties have publicly stated that the appropriate market in which to evaluate the competitive effects of both transactions is the wider vacation market. There is no doubt that cruise companies undertake substantial efforts to attract consumers from other vacation options.

Even if the regulators were to take a more narrowly defined view of the market, both Carnival and Royal Caribbean are similarly situated. Although P&O Princess has claimed that Carnival's larger size, based on profitability and market valuation, makes Carnival's proposal more risky, Carnival has been advised that such factors are not relevant to the antitrust analysis. Indeed, to the extent such factors indicate that Carnival is a more efficient operator, this would be viewed favourably by the antitrust regulators.

Carnival has already spent significant time and resources with the regulators in the US and Europe and is fully committed to pursuing these regulatory reviews to their ultimate conclusions.

5.       ACTION AT THE EGM

In their announcement of 4 February 2002, the P&O Princess Board acknowledged that both the Royal Caribbean Proposal and Carnival's proposal are subject to "a lengthy assessment of all the competition issues". Neither the Royal Caribbean Proposal nor Carnival's Increased Offer can complete until the appropriate clearances have been received and Carnival has repeatedly stated that it has been advised that the reviews of both proposals are being conducted on the same overall timetable.

Carnival does not see how the P&O Princess Board can believe it is in the best interests of its shareholders to take an unnecessarily premature decision. Carnival strongly believes that P&O Princess Shareholders should only have to decide between the Royal Caribbean Proposal and Carnival's Increased Offer after the outcome of the regulatory reviews of both proposals is known.

By voting for the Royal Caribbean Proposal, P&O Princess Shareholders will lose the superior value provided by Carnival's Increased Offer. P&O Princess Shareholders should note that, on a "look through" basis, under the Royal Caribbean Proposal, P&O Princess Shares are valued at 358 pence per share.

By voting to adjourn the EGM, P&O Princess Shareholders retain the option to decide between the Royal Caribbean Proposal and Carnival's Increased Offer, on their strategic and economic merits, once the regulatory outcome of both proposals is known. The P&O Princess Board has also now confirmed its view that "the proposal and approval by [P&O Princess] Shareholders of a resolution to adjourn the EGM should not give Royal Caribbean the right to terminate the Implementation Agreement."

6.       INTENTIONS TO VOTE FOR AN ADJOURNMENT OF THE EGM

Shareholders controlling more than 20 per cent. of the issued ordinary share capital of P&O Princess have confirmed to Carnival that they intend to vote, or procure that such shares are voted, in favour of a resolution to adjourn the P&O Princess EGM, and request that such meeting be reconvened to a date no earlier than the date on which the US, EU and UK regulatory reviews for both the Royal Caribbean Proposal and Carnival's Increased Offer are completed, as appropriate, but in any event no later than 15 November 2002, as set out in the Voting Pre-condition. The P&O Princess Shareholders who have made these statements of intent may include shareholders who have publicly indicated their support for an adjournment and / or their likely voting intentions for the EGM.

These indications are not legally binding and apply only at the date at which they are given. P&O Princess Shareholders who have given such indications are not restricted from dealing and therefore the number of shares they have given indications for may change in the future.

7.       BACKGROUND TO THE ANNOUNCEMENT OF THE INCREASED OFFER

Carnival announced its Revised Offer on 30 January 2002, which was sent direct to P&O Princess Shareholders. On 4 February 2002, the P&O Princess Board announced its rejection of Carnival's Revised Offer. The P&O Princess Board did, however, belatedly clarify its ability to terminate the Joint Venture Agreement under the benchmark mechanism consistent with the structure of Carnival's Revised Offer.

The P&O Princess Board has also now confirmed its view that an adjournment of the EGM approved by P&O Princess Shareholders should not give Royal Caribbean the unilateral right to terminate their agreement and walk away from the Royal Caribbean Proposal.

In its written proposal to the P&O Princess Board on 13 December 2001, and ever since, Carnival has indicated its willingness to consider a DLC structure in order to maintain a London Stock Exchange listing and FTSE index inclusion of P&O Princess. Such a structure would address any limited flowback issues, but Carnival cannot provide this on a unilateral basis, particularly given its concerns over potential adverse tax consequences. The P&O Princess Board's continued unwillingness to meet with Carnival has deprived P&O Princess Shareholders of this alternative thus far.

8.       BENEFITS OF THE PROPOSED COMBINATION OF CARNIVAL AND P&O PRINCESS

A combination of Carnival and P&O Princess creates a global vacation and leisure company with a broader, more diverse and more complementary portfolio of brands, creating a wider range of vacation choices for its customers. Operating in the US, Europe and Australia, the combined group will have an enhanced ability to attract customers away from land-based vacations to cruise vacations.

The Enlarged Carnival Group will benefit from the financial flexibility of the combined group's strong balance sheet and cash flow. Carnival believes that the terms of the Increased Offer will ensure that the proposed combination of Carnival and P&O Princess will retain a strong financial position with an investment grade credit rating.

Carnival strongly believes that it can deliver greater value to P&O Princess Shareholders through its Increased Offer than can be delivered through the Royal Caribbean Proposal, because Carnival has:

     o proven operating practices and a better management track record, resulting in higher shareholder returns;

     o   a more effective brand strategy;

     o a proven record of delivering greater profitability and superior performance; and

     o   a significantly stronger balance sheet.

9.       TIMETABLE

Due to the timing of the regulatory process, this Increased Offer remains structured as a pre-conditional offer in order to comply with the Code. The fact that the Increased Offer is structured as a pre-conditional offer does not reduce the level of commitment with which Carnival is obliged to pursue it. If the regulatory Pre-condition is satisfied, Carnival will be obliged to post the Offer Document as explained herein. The P&O Princess Board has stated that it is entitled to exit the Joint Venture through the commercial benchmark mechanism on or after 1 January 2003. Carnival has therefore undertaken to the Panel that, subject to the satisfaction of the regulatory Pre-condition, it will post the Offer Document at such time that the Joint Venture Agreement can terminate through the January commercial benchmark mechanism within the normal 60 day Code timetable. In certain circumstances, this timetable may be extended, as described in paragraph 2 above, with the consent of the Panel.

Set out below is an indicative timetable to completion:

14 February 2002                P&O Princess EGM. P&O Princess Shareholders vote
                                to adjourn, or, in the event that the EGM is not adjourned, vote against the Royal Caribbean
                                Proposal

Q2/Q3 2002                      Regulatory process complete for both Carnival's
                                Increased Offer and the Royal Caribbean
                                Proposal. Regulatory Pre-condition to Increased
                                Offer satisfied

Q2/Q3 2002                      Reconvened EGM, if applicable

December 2002                   Posting of Offer Document including Partial Cash
                                Alternative

January 2003 / April 2003       The Joint Venture Agreement terminates through
                                the benchmark mechanism. Increased Offer wholly unconditional. Shareholders receive consideration


10.      MANAGEMENT AND EMPLOYEES

The combination of Carnival and P&O Princess will offer P&O Princess' employees exciting career prospects for the future. P&O Princess' management and employees will benefit under the Increased Offer from a larger operating platform and a business of greater international size and scope. Carnival operates its various cruise businesses as separate decentralised units and envisages extending this approach to the businesses of P&O Princess.

Carnival confirms that the existing employment rights, including pension rights, of employees of P&O Princess will be fully safeguarded. Carnival does not anticipate that there will be significant redundancies arising from its combination with P&O Princess.

11.      PARTIAL CASH ALTERNATIVE

Upon making the formal Increased Offer, Carnival will make available a Partial Cash Alternative of 250 pence for each P&O Princess Share. The Partial Cash Alternative is pre-conditional on financing being arranged on terms satisfactory to Carnival by no later than the date of posting of the Offer Document, as set out in Appendix II. There will also be an Additional Cash Election enabling P&O Princess Shareholders to elect for extra cash to the extent that the Partial Cash Alternative is not taken up in full by P&O Princess Shareholders.

P&O Princess Shareholders electing to receive cash will also receive such number of Carnival Shares so that the total value of the consideration, on the date the terms of the Partial Cash Alternative are fixed, equals the value of 0.3004 Carnival Shares. The terms of the Partial Cash Alternative may be fixed at the time the formal Increased Offer is made or such earlier date as Carnival may determine. The value of 0.3004 Carnival Shares will be calculated by reference to the average closing price of a Carnival Share on the New York Stock Exchange over the 10 business days prior to the date on which the terms of the Partial Cash Alternative are fixed, translated into pounds sterling at the average US dollar/pounds sterling exchange rate over this period. The difference between this value and such P&O Princess Shareholder's cash entitlement for each P&O Princess Share will be divided by the average closing price of a Carnival Share referred to above to give the number of New Carnival Shares to which that P&O Princess Shareholder is entitled for each P&O Princess Share. This structure allows P&O Princess Shareholders to benefit fully from any upturn in the sector, whilst retaining the option to receive the certainty of a cash element when the formal offer is made.

To satisfy the Partial Cash Alternative, Carnival requires cash of approximately $2.4 billion. Carnival currently has cash and existing undrawn debt facilities of over $2.4 billion.

12.      FRACTIONAL ENTITLEMENTS

Fractional entitlements to New Carnival Shares arising under the Increased Offer will be aggregated and sold in the market and the proceeds (converted into pounds sterling at the prevailing exchange rate) remitted to the persons entitled thereto, except that amounts of less than (pound)3 will be retained for the benefit of the Enlarged Carnival Group.

13.      P&O PRINCESS EMPLOYEE SHARE INCENTIVE PLANS

The Increased Offer will extend to any P&O Princess Shares which are unconditionally allotted or issued before the date on which the Increased Offer closes (or such earlier date as Carnival may, subject to the City Code, decide), as a result of the exercise of options granted under the P&O Princess Employee Share Incentive Plans or otherwise. If the Increased Offer is declared unconditional in all respects, appropriate proposals will be made to participants in the P&O Princess Employee Share Incentive Plans.

14.      COMPULSORY ACQUISITION AND APPLICATION FOR DELISTING OF P&O PRINCESS
         SHARES

If the Increased Offer becomes, or is declared, unconditional in all respects, and sufficient acceptances are received, Carnival intends to implement the procedures under sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding P&O Princess Shares not acquired or agreed to be acquired pursuant to the Increased Offer.

When the Increased Offer becomes, or is declared, unconditional in all respects, Carnival intends to procure the making of an application by P&O Princess for the removal of P&O Princess Shares from the Official List and for the cancellation of trading of P&O Princess Shares on the London Stock Exchange's market for listed securities. It is anticipated that such cancellation of listing and trading will take effect no earlier than 20 business days after the Increased Offer becomes, or is declared, unconditional in all respects. Such cancellation of listing and trading would significantly reduce the liquidity and marketability of P&O Princess Shares that have not assented to the Increased Offer.

15.      INTERESTS IN P&O PRINCESS SHARES

Neither Carnival, nor any of the directors of Carnival, nor, so far as Carnival is aware, any other party acting in concert with Carnival, owns or controls any P&O Princess Shares or holds any option to purchase any P&O Princess Shares or has entered into any derivatives referenced to P&O Princess Shares, except that Mr A. Kirk Lanterman, a director of Carnival, owns 10,000 P&O Princess Shares.

Appendix V contains the definitions of terms used in this announcement.

ENQUIRIES:

CARNIVAL                                Telephone: +44 20 7831 3113
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez
Philip Ellick

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

This announcement does not constitute an offer or an invitation to acquire shares or securities.

GENERAL

The Increased Offer and any acceptances thereunder will be governed by English law.

The Increased Offer will be subject to the conditions and terms set out in Appendix III and on the further terms which will be set out in the Offer Document and Form of Acceptance when issued, together with such further terms as may be required to comply with the provisions of the City Code.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information except that the only responsibility accepted by them for the information in this announcement relating to P&O Princess and Royal Caribbean which has been compiled from published sources is to ensure that the information has been correctly and fairly reproduced and presented.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from 16 December 2001, the date of the announcement of the original Offer, until the first closing date of the Increased Offer or, if later, the date on which the Increased Offer becomes, or is declared, unconditional as to acceptances or lapses. Dealings by Carnival or P&O Princess or by their respective "associates" (within the definitions set out in the City Code) in any class of securities of Carnival or P&O Princess must also be disclosed. Please consult your financial advisor immediately if you believe this rule may be applicable to you.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE INCREASED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                   APPENDIX I

                      PRE-CONDITION TO THE INCREASED OFFER

The Increased Offer is subject to the satisfaction, or to the extent permitted, waiver by Carnival, of the following Pre-condition:

1.       (a)      insofar as the proposed acquisition of P&O Princess by
                  Carnival constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89
                  (as amended) (the "Merger Regulation"):

                  (i) the European Commission shall have made (or be deemed to have made) a decision, in terms satisfactory to Carnival, not to initiate proceedings under Article 6(1)(c) of the Merger Regulation; or

                  (ii) if such proceedings are initiated, the European Commission shall have made (or be deemed to have made) a declaration or issued a decision, in terms satisfactory to Carnival, that the concentration (or such part of the concentration as has not been referred to a competent authority as described in sub paragraph (b) below) is compatible with the common market, any conditions attached to the Commission's declaration or decision being in form and substance satisfactory to Carnival;

         (b) if the European Commission has made a referral to a competent authority under Article 9(1) of the Merger Regulation in connection with the proposed acquisition of P&O Princess by Carnival, such competent authority shall have issued such decision, finding or declaration, in terms satisfactory to Carnival, as is necessary to approve the proposed acquisition and permit the closing of the proposed acquisition to occur without any breach of applicable law;

         (c) the expiration or early termination of all waiting periods, if any, applicable to the contemplated transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. ss. 18a;

         (d)      at the time that each part of the Pre-condition in paragraphs
                  (a), (b) and (c) above is satisfied or waived, there being in existence no pending or threatened action or other proceeding by any governmental or supranational agency seeking to restrain, enjoin, prohibit or otherwise prevent the consummation of the Increased Offer.

         Carnival shall be entitled to waive the above Pre-condition in whole or in part.

         The Increased Offer will not be made unless the above Pre-condition has been satisfied or waived by no later than 15 November 2002, or such later date as Carnival may, with the approval of the Panel, determine.

                                   APPENDIX II

                  PRE-CONDITION TO THE PARTIAL CASH ALTERNATIVE

The Partial Cash Alternative is subject to financing being arranged on terms satisfactory to Carnival by no later than the date of the posting of the Offer Document.

                                  APPENDIX III

           CONDITIONS AND CERTAIN FURTHER TERMS OF THE INCREASED OFFER

The Increased Offer, which will, subject to the satisfaction or waiver of the Pre-condition referred to in Appendix I and in the case of the Partial Cash Alternative subject to the satisfaction of the Pre-condition in Appendix II, be made by Merrill Lynch International and UBS Warburg on behalf of Carnival and will comply with the Code and will be governed by English law and be subject to the jurisdiction of the courts of England. The Increased Offer will be made on the terms and conditions set out in the Offer Document and related Form of Acceptance.

The Increased Offer will be conditional on:

1. valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. on the first closing date of the Increased Offer (or such later time(s) and/or date(s) as Carnival may, subject to the rules of the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Carnival may decide) of the P&O Princess Shares to which the Increased Offer relates, provided that this condition will not be satisfied unless Carnival and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Increased Offer or otherwise, P&O Princess Shares (including the P&O Princess Shares represented by P&O Princess ADS) carrying, in aggregate, more than 50 per cent. of the voting rights attaining to the P&O Princess Shares and more than 50 per cent. of the voting rights then exercisable at a general meeting of P&O Princess, including for this purpose to the extent (if any) required by the Panel, any such voting rights attaching to any P&O Princess Shares (including the P&O Princess Shares represented by P&O Princess ADS) that may be unconditionally allotted or issued before the Increased Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise, and for this purpose:

         (i) the expression "P&O Princess Shares to which the Increased Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act; and

         (ii) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry on being entered into the register of members of P&O Princess;

         provided always that this Condition 1 will not be satisfied unless and until Condition 7 (termination of the Joint Venture Agreement) is satisfied;

2. the P&O Princess Shareholders not passing the resolutions required to approve the Royal Caribbean Proposal;

3. if Carnival decides to seek a listing on the Official List, admission to the Official List and admission to trading on the London Stock Exchange of the issued share capital of Carnival including the New Carnival Shares becoming effective by the decision of the United Kingdom Listing Authority to admit such shares to listing being announced in accordance with paragraph 7.1 of the Listing Rules and by the decision of the London Stock Exchange to admit such shares to trading being announced in accordance with the London Stock Exchange Admission Standards;

4. the Form S-4 Registration Statement registering the issuance of the New Carnival Shares being declared effective by the SEC, remaining effective and not being the subject of a stop order or other proceeding by the SEC to suspend its effectiveness;

5. the New York Stock Exchange agreeing to list the New Carnival Shares, subject only to official notice of issuance;

6. Carnival shareholders having passed all resolutions necessary for the issue of New Carnival Shares pursuant to the Increased Offer;

7.       the Joint Venture Agreement having been terminated in accordance with
         Section 9.01(c) (the January or April 2003 benchmarks) and the P&O Princess Board having notified Carnival accordingly;

8. insofar as the proposed acquisition of P&O Princess by Carnival constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) (the "Merger Regulation"):

         (i) the European Commission shall have made (or be deemed to have made) a decision, in terms satisfactory to Carnival, not to initiate proceedings under Article 6(1)(c) of the Merger Regulation;

         (ii) if such proceedings are initiated, the European Commission shall have made (or be deemed to have made) a declaration or issued a decision, in terms satisfactory to Carnival, that the concentration (or such part of the concentration as has not been referred to a competent authority as described in paragraph (iii) below) is compatible with the common market, any conditions attached to the Commission's declaration or decision being in form and substance satisfactory to Carnival; or

         (iii) if the European Commission has made a referral to a competent authority under Article 9(1) of the Merger Regulation in connection with the proposed acquisition of P&O Princess by Carnival, such competent authority shall have issued such decision, finding or declaration, in terms satisfactory to Carnival, as is necessary to approve the proposed acquisition and permit the closing of the proposed acquisition to occur without any breach of applicable law;

9. the expiration or early termination of all waiting periods, if any, applicable to the contemplated transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C.ss.18a;

10. no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body, authority, court, trade agency, association, institution, environmental body or any other person or body in any jurisdiction (each a "RELEVANT AUTHORITY") having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order or decision or taken any other steps and there not continuing to be outstanding any statute, regulation, order or decision, which would or might:

         (i) make the Increased Offer or the acquisition of any P&O Princess Shares, or control of P&O Princess by Carnival void, illegal or unenforceable or otherwise materially restrict, restrain, prohibit, delay or interfere with the implementation thereof, or impose material additional conditions or obligations with respect thereto, or require material amendment thereof or otherwise challenge or interfere therewith;

         (ii) require or prevent the divestiture by P&O Princess or any member of the wider P&O Princess Group or by Carnival or any member of the wider Carnival Group of all or a material portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses or own any of their material assets or property;

         (iii) impose any limitation on or result in a delay in the ability of any member of the wider P&O Princess Group or the wider Carnival Group to acquire or to hold or to exercise effectively any rights of ownership of shares or loans or securities convertible into shares in any member of the wider P&O Princess Group or of the wider Carnival Group held or owned by it or to exercise management control over any member of the wider P&O Princess Group or of the wider Carnival Group to an extent which is material in the context of the P&O Princess Group taken as a whole or, as the case may be, the Carnival Group taken as a whole;

         (iv) require any member of the wider Carnival Group or the wider P&O Princess Group to acquire or offer to acquire any shares or other securities in any member of the wider P&O Princess Group where such acquisition would be material in the context of the P&O Princess Group taken as a whole;

         (v) otherwise materially and adversely affect the assets, business, profits or prospects of any member of the wider Carnival Group or of any member of the wider P&O Princess Group; or

         (vi) and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

11. all necessary filings having been made, all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Increased Offer and the acquisition of any P&O Princess Shares, or of control of P&O Princess, by Carnival, and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("AUTHORISATIONS") necessary or appropriate in any jurisdiction for, or in respect of, the Increased Offer and the proposed acquisition of any P&O Princess Shares, or of control of P&O Princess, by Carnival and to carry on the business of any member of the wider Carnival Group or of the wider P&O Princess Group having been obtained, in terms and in a form satisfactory to Carnival, from all appropriate Relevant Authorities and from any persons or bodies with whom any member of the wider Carnival Group or the wider P&O Princess Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time at which the Increased Offer becomes unconditional in all respects and Carnival having no knowledge of an intention or proposal to revoke, suspend or modify or not to renew any of the same and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

12. there being no provision of any arrangement, agreement, licence, permit or other instrument to which any member of the wider P&O Princess Group is a party or by or to which any such member or any of their assets is or may be bound, entitled or be subject to and which, in consequence of the Increased Offer or the acquisition of any P&O Princess Shares, or control of P&O Princess, by Carnival or otherwise, would or might, to an extent which is material in the context of the P&O Princess Group taken as a whole, result in:

         (i) any monies borrowed by, or other indebtedness actual or contingent of, any such member of the wider P&O Princess Group being or becoming repayable or being capable of being declared immediately or prior to its or their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being inhibited;

         (ii) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

         (iii) any such arrangement, agreement, licence or instrument being terminated or adversely modified or any action being taken of an adverse nature or any obligation arising thereunder;

         (iv) any assets of any such member being disposed of or charged, or right arising under which any such asset could be required to be disposed of or charged, other than in the ordinary course of business;

         (v) the interest or business of any such member of the wider P&O Princess Group in or with any firm or body or person, or any agreements or arrangements relating to such interest or business, being terminated or adversely modified or affected;

         (vi) any such member ceasing to be able to carry on business under any name under which it presently does so;

         (vii) the creation of liabilities (actual or contingent) by any such member; or

         (viii) the financial or trading position of any such member being prejudiced or adversely affected;

13. except as publicly announced by P&O Princess prior to the date of this announcement, no member of the wider P&O Princess Group having, since 31 December 2000:

         (i) issued, agreed to issue or proposed the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between P&O Princess and wholly-owned subsidiaries of P&O Princess and save for options granted, and for any P&O Princess Shares allotted upon exercise of options granted under the P&O Princess Employee Share Incentive Plans) or redeemed, purchased or reduced any part of its share capital;

         (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution other than to P&O Princess or a wholly-owned subsidiary of P&O Princess, other than any dividends paid or payable in respect of the period from the date of this announcement until the Increased Offer becomes wholly unconditional at times and in a manner consistent with P&O Princess' normal practice prior to the date of this announcement and which do not in any event exceed 3 cents in each quarter in respect of each P&O Princess Share;

         (iii) agreed, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets or shares which are material in the context of the P&O Princess Group taken as a whole (other than in the ordinary course of trading) or to any material change in its share or loan capital;

         (iv) issued, authorised or proposed the issue of any debentures or incurred any indebtedness or contingent liability which is material in the context of the P&O Princess Group taken as a whole;

         (v) acquired or disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset (other than in the ordinary course of trading) in a manner which is material in the context of the P&O Princess Group taken as a whole;

         (vi) entered into or varied or announced its intention to enter into or vary any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term or unusual nature or involves or could involve an obligation of a nature or magnitude, and in either case which is material in the context of the P&O Princess Group taken as a whole;

         (vii) entered into or proposed or announced its intention to enter into any reconstruction, amalgamation, transaction or arrangement (otherwise than in the ordinary course of business) which is material in the context of the P&O Princess Group taken as a whole;

         (viii) taken or proposed any corporate action or had any legal proceedings instigated or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues (or any analogous proceedings or appointment in any overseas jurisdiction);

         (ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

         (x) entered into or varied or made any offer to enter into or vary the terms of any service agreement or arrangement with any of the directors of P&O Princess;

         (xi) waived, compromised or settled any claim which is material in the context of the wider P&O Princess Group; or

         (xii) entered into any agreement, arrangement or commitment or passed any resolution with respect to any of the transactions or events referred to in this paragraph;

14. since 31 December 2000, except as publicly announced by P&O Princess prior to the date of this announcement:

         (i) there having been no adverse change in the business, assets, financial or trading position or profits or prospects of any member of the wider P&O Princess Group which in any such case is material in the context of the P&O Princess Group taken as a whole;

         (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider P&O Princess Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the wider P&O Princess Group having been threatened, announced or instituted or remaining outstanding which in any such case could have a material affect on that member of the P&O Princess Group;

15.      Carnival not having discovered that:

         (i) the financial, business or other information concerning the wider P&O Princess Group as contained in the information publicly announced or disclosed at any time by or on behalf of any member of the wider P&O Princess Group either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading; or

         (ii) any member of the wider P&O Princess Group is subject to any liability, contingent or otherwise, which is not disclosed in the P&O Princess Listing Particulars dated 26 September 2000 or in the Report and Accounts dated 31 December 2000 or in the interim report for the six months to 30 June 2001 or otherwise publicly announced by P&O Princess prior to the date of this announcement and which is material in the context of the P&O Princess Group taken as a whole;

16. Carnival not having discovered that, save as publicly announced prior to the date of this announcement:

         (i) any past or present member of the wider P&O Princess Group has not complied with all applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health which non-compliance would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider P&O Princess Group;

         (ii) there has been a disposal, spillage, emission, discharge or leak of waste or hazardous substance or any substance likely to impair the environment or harm human health on, or from, any land or other asset now or previously owned, occupied or made use of by any past or present member of the wider P&O Princess Group, or which any such member may now or previously have had an interest, would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider P&O Princess Group;

         (iii) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the wider P&O Princess Group or in which any such member may now or previously have had an interest under any environmental legislation or regulation or notice, circular or order of any Relevant Authority in any jurisdiction; or

         (iv) circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider P&O Princess Group which claim or claims would be likely to affect adversely any member of the wider P&O Princess Group.

Carnival reserves the right to waive, in whole or in part, all or any of Conditions 7 to 16 inclusive. Carnival also reserves the right, subject to the consent of the Panel, to extend the time allowed under the Code for satisfaction of Condition 1. If Carnival is required by the Panel to make an offer for P&O Princess Shares under the provisions of Rule 9 of the Code, Carnival may make such alterations to the above conditions, including Condition 1 above, as are necessary to comply with the provisions of that Rule.

The Preference Offer and the Subscriber Share Offer are conditional on the Increased Offer becoming wholly unconditional.

CERTAIN FURTHER TERMS OF THE INCREASED OFFER

The Increased Offer will lapse unless otherwise agreed with the Panel if the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or makes referral to a competent authority of the United Kingdom under Article 9(1) of the Merger Regulation and there is a subsequent reference to the Competition Commission, before in each case the later of the first closing date of the Increased Offer and the time and date at which the Increased Offer becomes or is declared unconditional as to acceptances. If the Increased Offer so lapses, the Increased Offer will cease to be capable of further acceptance and accepting P&O Princess Shareholders and Carnival will cease to be bound by acceptances submitted before the time when the Increased Offer lapses.

Unless Carnival determines otherwise, the Increased Offer will not be made, directly or indirectly, in or into, Australia, Japan or Canada and the Increased Offer will not be capable of being accepted from within Australia, Japan or Canada. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Japan or Canada.

                                   APPENDIX IV

                           FORM OF WRITTEN INDICATION

Carnival has received written indications from P&O Princess Shareholders, controlling more than 20 per cent. of P&O Princess Shares, substantially in the form set out below:

`To:     Merrill Lynch and UBS Warburg

From:    [Institution]

We understand that a resolution or motion will be proposed at the Extraordinary General Meeting of P&O Princess Cruises plc ("P&O Princess") presently scheduled to be convened at 11 a.m. on 14th February 2002 (the "Meeting") seeking the adjournment of the Meeting with a request that, such meeting be reconvened no earlier than the date on which the United States, European Union and UK regulatory reviews for both the Royal Caribbean Proposal and Carnival's pre-conditional offer are completed but in any event no later than 15th November 2002 (the "ADJOURNMENT RESOLUTION").

We, whether alone or acting on behalf, and with the due authority, of the relevant shareholder, control the voting rights in respect of _____ P&O Princess ordinary shares (the "Shares").

It is our present intention to vote, or procure the voting of, the Shares in favour of the Adjournment Resolution. If necessary to give effect to these intentions, we would also call for, or join in a call for, a poll to be held on any such resolutions.

         WE CONFIRM THAT SHOULD WE CHANGE OUR PRESENT VOTING INTENTION AT ANY TIME UP TO THE TIME OF THE MEETING WE WILL IMMEDIATELY NOTIFY A REPRESENTATIVE OF MERRILL LYNCH OR UBS WARBURG, AS WELL AS THE PANEL ON TAKEOVERS AND MERGERS ON 0207 382 9026.

We understand that it is your desire to refer to the voting intentions of shareholders including ourselves in a letter (the "Carnival Letter") to be sent by Carnival Corporation to the board of P&O Princess and that the contents of this letter may be the subject of a public announcement. We confirm that the aggregate number of Shares in respect of which you have received similar indications of voting intentions (including pursuant to this indication from ourselves) may be included in the Carnival Letter, provided that the Carnival Letter does not disclose our identity without our permission.

We understand that, on the basis of your discussions with the Executive of the Panel on Takeovers and Mergers, you are confident that under current circumstances the Executive does not require public disclosure of our identity.

We understand that the legal advice which you have received is that the present voting intention expressed in this letter does not, by itself, create an interest in shares requiring disclosure under the Companies Act 1985.

We acknowledge that copies of this letter will be shown to the Panel on Takeovers and Mergers.

Save in relation to your undertaking as to confidentiality, this letter is not legally binding on us and is not intended to create legal relations between us. Nothing in this letter shall be deemed to constitute co-operation (active or inactive) with you to obtain or consolidate control of P&O Princess whether for the purposes of the City Code or otherwise.

Signed for and on behalf of [Institution]


 ...........................................

Name:
Position:
Date:    o February 2002'

                                   APPENDIX V

                                   DEFINITIONS

"Additional Cash Election"              the proposed entitlement of P&O Princess
                                        Shareholders to elect to receive
                                        additional cash to the extent that other
                                        P&O Princess Shareholders do not elect
                                        to receive the Partial Cash Alternative

"Australia"                             the Commonwealth of Australia, its
                                        territories and possessions and all
                                        areas subject to its jurisdiction and
                                        any political subdivision thereof

"Canada" Canada, its provinces and territories and all areas subject to its jurisdiction or any political subdivision thereof

"Carnival"                              Carnival Corporation

"Carnival Group"                        Carnival, its subsidiaries and its
                                        subsidiary undertakings

"Carnival Shares"                       shares of common stock of Carnival of
                                        $0.01 each

"Code" or "City Code" or                the City Code on Takeovers and Mergers
 "Takeover Code"

 "Companies Act"                        the Companies Act 1985, as amended

 "Conditions"                           the conditions set out in Appendix III
                                        of this announcement

"DLC"                                   dual listed company

"Enlarged Carnival Group"               the Carnival Group as enlarged on
                                        successful completion of the Increased
                                        Offer

"Form of Acceptance"                    the form of acceptance and authority for
                                        use in connection with the Increased
                                        Offer

"Increased Offer"                       the Increased Offer for the P&O Princess
                                        Shares to be made by Merrill Lynch and
                                        UBS Warburg on behalf of Carnival after
                                        the Pre-condition has been satisfied or
                                        waived, including, as appropriate, the
                                        offer to be made by Carnival to the
                                        holders of the P&O Princess ADRs in
                                        respect of the P&O Princess ADSs' title
                                        which is evidenced by such P&O Princess
                                        ADRs, on the terms and conditions set
                                        out in this announcement and to be set
                                        out in the Offer Document including,
                                        where the context so requires, any
                                        subsequent revision, variation,
                                        extension or renewal of the Increased
                                        Offer

"Japan"                                 Japan, its cities, prefectures,
                                        territories and possessions

"Joint Venture"                         the Joint Venture between P&O Princess
                                        and Royal Caribbean described in the P&O
                                        Princess Circular

"Joint Venture Agreement"               the joint venture agreement entered into
                                        between P&O Princess and Royal Caribbean on 19 November 2001

"Listing Rules"                         The Listing Rules issued by the UK
                                        Listing Authority

"London Stock Exchange"                 London Stock Exchange plc

"London Stock Exchange Admission        the rules issued by the London Stock
Standards"                              Exchange in relation to the admission to
                                        trading of, and continuing requirements
                                        for, securities admitted to the Official
                                        List

"Merrill Lynch"                         Merrill Lynch International

"New Carnival Shares"                   Carnival Shares to be issued in
                                        connection with the Increased Offer

"New York Stock Exchange"               the New York Stock Exchange, Inc.

"Offer"                                 the pre-conditional offer announced by
                                        Carnival on 16 December 2001

"Offer Document"                        the document to be sent on behalf of
                                        Carnival to P&O Princess Shareholders
                                        after the Pre-condition has been
                                        satisfied or waived, containing and
                                        setting out the full terms and
                                        conditions of the Increased Offer

"Official List"                         the list maintained by the of the United
                                        Kingdom Listing Authority pursuant to
                                        Part VI of the Financial Services and
                                        Markets Act 2000

"Panel"                                 the Panel on Takeovers and Mergers

"Partial Cash Alternative"              the partial cash alternative of 250
                                        pence for each P&O Princess Share
                                        proposed to be made available to P&O
                                        Princess Shareholders

"P&O"                                   The Peninsular & Oriental Steam
                                        Navigation Company

"P&O Princess"                          P&O Princess Cruises plc

"P&O Princess ADRs"                     American Depositary Receipts evidencing
                                        title to one or more ADSs

"P&O Princess ADSs"                     American Depositary Shares representing
                                        four underlying P&O Princess Shares

"P&O Princess Board"                    the board of directors of P&O Princess

"P&O Princess Circular"                 the circular to P&O Princess
                                        Shareholders published by P&O Princess
                                        on 27 December 2001

"P&O Princess EGM" or "EGM"             the Extraordinary General Meeting of the
                                        P&O Princess Shareholders to be held on
                                        14 February 2002

"P&O Princess Employee Share            the P&O Princess Deferred Bonus and
Incentive Plans"                        Co-investment Matching Plan, and the P&O
                                        Princess Executive Share Option Plan

"P&O Princess Group"                    P&O Princess, its subsidiaries and its
                                        subsidiary undertakings

"P&O Princess Preference Shares"        the 49,998(pound)1 redeemable preference
                                        shares in issue in P&O Princess

"P&O Princess Shareholders"             holders of the P&O Princess Shares

"P&O Princess Shares"                   the existing unconditionally allotted or
                                        issued and fully paid ordinary shares of US$0.50 each in the capital of P&O
                                        Princess (including those represented by
                                        P&O Princess ADSs but not, for avoidance of doubt, such ADSs) and any further such shares which are unconditionally allotted or issued and fully paid before the date on which the Increased Offer closes (or such earlier date(s) as Carnival may, subject to the Code, determine), including any such shares so unconditionally allotted or issued pursuant to the exercise of options granted under the P&O Princess Employee
                                        Share Incentive Plans

"P&O Princess Subscriber Shares"        the two issued subscriber shares
                                        of(pound)1 each in P&O Princess

"Pre-condition"                         the pre-condition to the Increased Offer
                                        contained in Appendix I

"Preference Offer"                      the offer for the P&O Princess
                                        Preference Shares to be made by Merrill
                                        Lynch and UBS Warburg on behalf of
                                        Carnival conditional on the Increased
                                        Offer becoming wholly unconditional

"Revised Offer"                         the pre-conditional Revised Offer for
                                        P&O Princess Shares announced by
                                        Carnival on 30 January 2002

"Royal Caribbean"                       Royal Caribbean Ltd

"Royal Caribbean Proposal"              the proposed transaction between P&O
                                        Princess and Royal Caribbean described
                                        in the P&O Princess Circular

"SEC"                                   the United States Securities and
                                        Exchange Commission

"Section 9.01(c)"                       Section 9.01(c) of the Joint Venture
                                        Agreement

"Subscriber Share Offer"                the offer for the P&O Princess
                                        Subscriber Shares to be made by Merrill
                                        Lynch and UBS Warburg on behalf of
                                        Carnival conditional on the Increased
                                        Offer becoming wholly unconditional

"subsidiary", "subsidiary undertaking", shall be construed in accordance with
"associated undertaking" and            the Companies Act (but for this purpose
"undertaking"                           ignoring paragraph 20(1)(b) of Schedule
                                        4A of the Companies Act)

"UBS Warburg"                           UBS AG, acting through its business
                                        group UBS Warburg or, where appropriate, its subsidiary, UBS Warburg Ltd.

"UK Listing Authority"                  the Financial Services Authority in its
                                        capacity as the competent authority for
                                        the purposes of the Part VI of the
                                        Financial Services and Markets Act 2000

"UK" or "United Kingdom"                the United Kingdom of Great Britain and
                                        Northern Ireland

"US" or "United States"                 the United States of America, its
                                        territories and possessions, and States
                                        of the United States of America and the
                                        District of Columbia and all other areas subject to the jurisdiction of the United States

"Voting Pre-condition"                  the pre-condition included in Carnival's
                                        [first] Announcement of 7 February 2002
                                        concerning the Increased Offer that the
                                        Increased Offer will be pre-conditional
                                        on Carnival having announced by no later than 1.00 p.m. (GMT) on Friday 8
                                        February 2002 that it has received
                                        indications from shareholders holding or persons controlling in aggregate at least 103,894,849 P&O Princess Shares, representing at least 15 per cent. of the issued ordinary share capital of P&O
                                        Princess, that they intend to vote, or
                                        procure that such shares are voted, in
                                        favour of a resolution to adjourn the
                                        P&O Princess EGM, and request that such
                                        meeting be reconvened to a date no
                                        earlier than the date on which the US,
                                        EU and UK regulatory reviews for both
                                        the Royal Caribbean Proposal and
                                        Carnival's Increased Offer are
                                        completed, as appropriate, but in any
                                        event no later than 15 November 2002

"wider Carnival Group"                  Carnival and any of its subsidiary
                                        undertakings or any associated
                                        undertaking or company of which 20 per
                                        cent. or more of the voting capital is
                                        held by the Carnival Group or any
                                        partnership, joint venture, firm or
                                        company in which any member of the
                                        Carnival Group may be interested

"wider P&O Princess Group"              P&O Princess and any of its subsidiary
                                        undertakings or any associated
                                        undertaking or company of which 20 per
                                        cent. or more of the voting capital is
                                        held by the P&O Princess Group or any
                                        partnership, joint venture, firm or
                                        company in which any member of the P&O
                                        Princess Group may be interested

"(pound)" or "pounds sterling" or       the lawful currency of the United
"pence" or "p"                          Kingdom

"$" or "US dollars" or "cents"          the lawful currency of the United States
                                        of America

                                   APPENDIX VI

                        SOURCES AND BASES OF INFORMATION

GENERAL

Unless otherwise stated: (i) information relating to Carnival has been extracted from the relevant published audited financial statements and SEC filings of Carnival; (ii) information relating to Royal Caribbean has been extracted from the relevant published audited financial statements and SEC filings of Royal Caribbean; (iii) information relating to P&O Princess has been extracted from the relevant published annual reports and accounts, interim reports and SEC filings of P&O Princess; and (iv) information relating to the Royal Caribbean Proposal is based upon the information contained in the P&O Princess Circular and related documents.

Share prices for Carnival, P&O Princess and Royal Caribbean are taken from Bloomberg.

The $1:(pound)0.708 exchange rate is taken from Bloomberg as at 6 February 2002.

THE INCREASED OFFER

References to the amount of cash of approximately $2.4 billion required to satisfy the Partial Cash Alternative and the value of the Increased Offer for the entire existing share capital of P&O Princess are based upon the Carnival closing price on 6 February 2002 of $25.86 and the 692,632,324 50 cent ordinary shares in issue (by reference to the Royal Caribbean/P&O Princess Implementation Agreement).

The Royal Caribbean Proposal "look through" value is based upon the Royal Caribbean closing price on 6 February 2002 of $17.50 and an exchange ratio of
3.46386 P&O Princess Shares per Royal Caribbean Share as per the Implementation Agreement dated 19 November 2001 between P&O Princess and Royal Caribbean.

VALUE

EBITDA is unadjusted operating income, before income from affiliates, plus depreciation and amortisation. Enterprise value is the market value of equity calculated at 6 February 2002 plus net debt, minority interests and preferred stock. The EV/EBITDA multiple is the enterprise value divided by the EBITDA for the last twelve months (LTM).

The P/E multiple is the market value of equity as at 6 February 2002 divided by the net income for the last twelve months (LTM).

The relevant financial periods for the above multiples are the twelve months ended 31 December 2001 for Royal Caribbean and P&O Princess and the twelve months ended 30 November 2001 for Carnival. The net debt for Royal Caribbean is as stated on the 29 January 2002 earnings call and for Carnival the net debt is taken from the last published balance sheet as at 31 August 2001.